

Media Contact:
Mike Barone
713-275-8243
mbarone@greenbank.com

Investor Relations:
713-275-8220
investors@greenbank.com

PRESS RELEASE
FOR IMMEDIATE RELEASE

Green Bancorp, Inc. Reports Fourth Quarter and Full Year 2016 Financial Results

2016 Fourth Quarter Highlights

- **Fourth quarter 2016 net income was $2.5 million after recording $9.5 million in provision for loan losses, of which $8.6 million related to energy loans**

- **Energy loans stood at $95.5 million at year end 2016, excluding loans held for sale, bringing the total reduction since March 31, 2016 to $181.9 million or 65.5%**

- **Total loans increased to $3.1 billion in the fourth quarter 2016, up $50.6 million or 6.6% annualized from the third quarter 2016, driven by strength in commercial and industrial lending**

- **Total deposits increased to $3.4 billion in the fourth quarter 2016, up $58.8 million or 7.1% annualized from the third quarter 2016, driven by successfully executed deposit initiatives across the bank**

- **Completed the issuance of $35.0 million in 8.50% fixed-to-floating rate subordinated notes**

2016 Full Year Highlights

- **Net loss for the year ended December 31, 2016 was $1.0 million after recording $64.7 million in provision for loan losses, of which $50.7 million related to energy loans**

- **Deposits increased $274.0 million or 8.8% to $3.4 billion compared with December 31, 2015**

Houston, TX – January 26, 2017 – Green Bancorp, Inc. (NASDAQ: GNBC), the bank holding company ("Green Bancorp" or the "Company") that operates Green Bank, N.A. ("Green Bank"), today announced results for its fourth quarter and year ended December 31, 2016. The Company reported net income for the quarter of $2.5 million, or $0.07 per diluted common share, compared to net income of $2.6 million or $0.07 per diluted common share reported for the same period in 2015.

Manny Mehos, Chairman and Chief Executive Officer of Green Bancorp, said, "Our goal since launching the Managed Asset Reduction Strategy initiative in April 2016 was to remove the volatility in our balance sheet and position the Company for more normalized results and growth as we enter 2017. The strategy was designed to take four quarters to complete, with the expectation that there would be some minor residual energy exposure at the plan's conclusion. I am pleased to report that the finish line is at hand. With the steps that we have taken in the fourth quarter, I expect both our provision and MARS related expenses to decline in the first quarter, positioning the Company for a return to growth and improved financial results."

Geoff Greenwade, President of Green Bancorp and Chief Executive Officer of Green Bank, commented, "This is an exciting time at the Bank as we begin to refocus our efforts on driving organic growth and building on the strategic initiatives put into place over the course of 2016. Importantly, our primary markets remain healthy as the stabilization in oil has provided confidence to the local Houston economy. This can be seen in our fourth quarter's results as our team of bankers delivered

6.6% annualized organic loan growth. Looking forward, we expect organic loan growth to run at a low single digit pace as we complete our energy resolution strategy, as well as reduce our Commercial Real Estate exposure to within the regulatory threshold. As these headwinds ease, we expect organic loan growth to accelerate to a mid to high single digit rate."

Results of operations for the quarter ended December 31, 2016

Net income for the quarter ended December 31, 2016 was $2.5 million, compared with net income of $2.6 million for the same period in 2015. Net income per diluted common share of $0.07 for the quarter ended December 31, 2016, compared with net income per diluted common share of $0.07 for the same period in 2015. Returns on average assets and average common equity, each on an annualized basis, for the three months ended December 31, 2016 were 0.25% and 2.37%, respectively. Green Bancorp's efficiency ratio, which represents noninterest expense divided by the sum of net interest income and noninterest income, was 60.99% for the three months ended December 31, 2016. The Company recorded a provision for loan losses of $9.5 million, which includes $8.6 million in reserves on the energy portfolio.

Net interest income before provision for loan losses for the quarter ended December 31, 2016 was $32.2 million, a decrease of $2.8 million, or 8.1%, compared with $35.0 million during the same period in 2015. The decrease was primarily due to a 0.20% decrease in the average yield on loans, an increase of 0.22% in the average cost of interest bearing deposits in addition to a 22.2% increase in average interest-bearing demand and savings deposits volume and a 7.1% increase in average certificates and other time deposits volume driven by deposit initiatives and an increase in funds with correspondent banks at a lower yield. The net interest margin for the quarter ended December 31, 2016 was 3.40%, compared with 3.92% for the same period in 2015. Average noninterest-bearing deposits for the quarter ended December 31, 2016 were $636.2 million, a decrease of $11.8 million compared with the same period in 2015, and an increase of $26.7 million compared with the quarter ended September 30, 2016. Average shareholders' equity for the quarter ended December 31, 2016 was $427.6 million, a decrease of $2.0 million compared with the same period in 2015, and a decrease of $7.1 million compared with the quarter ended September 30, 2016.

Net interest income before provision for loan losses for the quarter ended December 31, 2016 decreased 4.4% or $1.5 million to $32.2 million, compared with $33.7 million for the quarter ended September 30, 2016, primarily due to a 2.7% decrease in average loan volume. The net interest margin for the quarter ended December 31, 2016 of 3.40% decreased from 3.62% for the quarter ended September 30, 2016

Noninterest income for the quarter ended December 31, 2016 was $2.2 million, a decrease of $2.1 million, or 49.3%, compared with $4.3 million for the same period in 2015. This decrease was primarily due to a $1.4 million loss on sale of energy loans held for sale at the time of closing during the fourth quarter 2016, along with a $772 thousand decrease in gain on sale of available for sale securities When comparing the quarter ended December 31, 2016 to the quarter ended September 30, 2016, noninterest income decreased $1.9 million, or 47.0%, from $4.1 million, primarily due to a $1.4 million loss on sale of energy loans held for sale, along with a $589 thousand decrease in gain on sale of guaranteed portion of loans, offset by a $232 thousand increase in customer service fees.

Noninterest expense for the quarter ended December 31, 2016 was $21.0 million, a decrease of $519 thousand, or 2.4%, compared with $21.5 million for the same period in 2015. When comparing the quarter ended December 31, 2016 to the quarter ended September 30, 2016, noninterest expense decreased 10.4%, or $2.4 million, from $23.4 million. The decrease was primarily due to a reduction in expenses related to the Managed Asset Reduction Strategy ("MARS") initiative, which included a reduction of $1.7 million in expenses related to real estate acquired by foreclosure from the prior quarter.

Loans held for investment at December 31, 2016 were $3.1 billion, a decrease of $32.4 million, or 1.0%, compared with $3.1 billion at December 31, 2015, primarily due to the resolution of loans through the MARS initiatives offset by new loan production. Loans held for investment at December 31, 2016 increased $50.6 million, or 1.7%, from September 30, 2016, primarily due to new loan production in excess of dispositions. Average loans held for investment decreased $202 thousand to $3.0 billion for the quarter ended December 31, 2016, compared with $3.0 billion for the same period in 2015. Average loans held for investment for the quarter ended December 31, 2016 decreased 3.8% or $118.7 million from the quarter ended September 30, 2016.

Loans held for sale at December 31, 2016 were $24.0 million, an increase of $23.6 million compared with $384 thousand at December 31, 2015, and a decrease of $14.9 million compared with $38.9 million at September 30, 2016. The loans held for sale at December 31, 2016 are energy loans and the reduction from the prior quarter is due to sales during the period.

Deposits at December 31, 2016 were $3.4 billion, an increase of $274.0 million, or 8.8%, compared with December 31, 2015, primarily due to continued opportunities for our portfolio bankers to generate deposit growth within our target markets. Deposits at December 31, 2016 increased $58.8 million or 1.8% from September 30, 2016 due primarily to increases in money market accounts, interest-bearing transaction accounts and noninterest-bearing demand accounts resulting from the Company's deposit attraction and retention initiatives, offset by a decrease in time deposits. Noninterest-bearing deposits at December 31, 2016 were $650.1 million, an increase of $6.7 million, or 1.0%, compared with December 31, 2015 and an increase of $31.7 million, or 5.1%, compared to September 30, 2016. Average deposits increased 10.6% or $322.4 million to $3.3 billion for the quarter ended December 31, 2016, compared with the same period of 2015. Average noninterest-bearing deposits for the quarter ended December 31, 2016 were $636.2 million, a decrease of $11.8 million, or 1.8%, compared with the same period in 2015, and an increase of $26.7 million, or 4.4%, compared with the quarter ended September 30, 2016.

Results of operations for the year ended December 31, 2016

Net loss for the year ended December 31, 2016 was $1.0 million, compared with net income of $15.4 million for the same period in 2015. Net loss per diluted common share was ($0.03) for the year ended December 31, 2016, compared with net income per diluted common share of $0.53 for the same period in 2015. The decrease in net income was principally due to the increase in provision for loan losses of $46.8 million when comparing the two periods, of which $50.8 million of the provision balance for year ended December 31, 2016 was related to energy loans. Returns on average assets and average common equity, each on an annualized basis, for the year ended December 31, 2016 were (0.03%) and (0.22%), respectively. Green Bancorp's efficiency ratio, which represents noninterest expense divided by the sum of net interest income and noninterest income, was 57.16% for the year ended December 31, 2016.

Net interest income before provision for loan losses for the year ended December 31, 2016, was $133.6 million an increase of $36.0 million, or 36.9%, compared with $97.6 million during the same period in 2015. The increase was primarily due to a 46.1% increase in average loan volume largely driven by the Patriot acquisition and growth generated by the portfolio bankers. The net interest margin for the year ended December 31, 2016 decreased to 3.65%, compared with 3.84% for the same period in 2015. Average noninterest-bearing deposits for the year ended December 31, 2016 were $611.4 million, an increase of $97.9 million compared with the same period in 2015. Average shareholders' equity for the year ended December 31, 2016 was $433.9 million, an increase of $103.9 million compared with the same period in 2015, primarily due to the Patriot acquisition that was completed during the fourth quarter of 2015.

Noninterest income for the year ended December 31, 2016 was $14.2 million, an increase of $2.0 million, or 16.5%, compared with $12.2 million for the same period in 2015. This increase was primarily due to a $2.2 million increase in customer service fees driven by growth in business accounts and the related treasury management fees and a $1.2 million increase in swap income, offset by a $1.8 million decrease in gain on sale of held for sale loans.

Noninterest expense for the year ended December 31, 2016, was $84.5 million, an increase of $18.3 million, or 27.7%, compared with $66.2 million for the same period in 2015. The increase was primarily due to increases related to ongoing acquired Patriot operations and expenses related to the MARS initiatives, including write-downs, loss on sale and other expenses related to real estate acquired by foreclosure and legal, administrative and other loan expenses.

Average loans held for investment increased 45.7% or $981.6 million to $3.1 billion for the year ended December 31, 2016, compared with $2.1 billion for the same period in 2015. Average deposits increased 46.8% or $1.0 billion to $3.2 billion for the year ended December 31, 2016, compared with $2.2 billion for the same period of 2015. These increases were principally due to the Patriot acquisition and growth generated by the portfolio bankers.

Asset Quality

Nonperforming assets totaled $106.3 million or 2.64% of period end total assets at December 31, 2016, an increase of $49.1 million compared to $57.2 million or 1.51% of period end total assets at December 31, 2015. The increase was primarily due to energy-related migration to nonperforming, the nonperforming loans that were acquired through the Patriot acquisition and subsequent migration in the acquired portfolio. Nonperforming assets at December 31, 2016 decreased by $23.8 million compared to $130.1 million or 3.31% of period end total assets at September 30, 2016 primarily due to the $16.9 million in partial charge-offs in the energy portfolio. Accruing loans classified as troubled debt restructures and included in the nonperforming asset totals were $16.5 million at December 31, 2016, compared with $6.0 million at December 31, 2015 and $5.4 million at September 30, 2016. Real estate acquired through foreclosure totaled $5.2 million at December 31, 2016, a decrease of $6.9 million, or 56.9% compared with December 31, 2015 and an increase of $2.4 million, or 86.4% compared with September 30, 2016.

The allowance for loan losses was 0.85% of total loans at December 31, 2016, compared with 1.05% of total loans at December 31, 2015 and 1.18% of total loans at September 30, 2016. The decrease in the allowance for loan losses as a percentage of total loans when compared with December 31, 2015 was due primarily to a decrease in specific reserves, as a result of charge-offs in the energy portfolio. The decrease in the percentage from the prior quarter was primarily due to the reduction in specific reserves related to charge-offs in the energy portfolio and the transfer to loans held for sale. At December 31, 2016, the Company's allowance for loans losses less allowance for loan losses on acquired loans to total loans, excluding acquired loans that are accounted for under ASC 310-20 and ASC 310-30, was 1.04%. Further, the allowance for loan losses plus acquired loan net discount to total loans adjusted for acquired loan net discount was 1.17% as of December 31, 2016.

The Company recorded a provision for loan losses of $9.5 million for the quarter ended December 31, 2016 down from the $28.2 million provision for the loan losses recorded for the quarter ended September 30, 2016. The fourth quarter provision includes $8.6 million related to partial charge-offs of energy loans, as compared to the third quarter, which included $19.2 million in reserves related to write downs of energy loans that were transferred to held for sale and $8.8 million in specific reserves added for loans placed on non-accrual during the period, of which $6.1 million was related to energy loans. The provision for loan losses was $64.7 million for the year ended December 31, 2016, compared with $17.9 million for the year ended December 31, 2015. The provision recorded during the year ended December 31, 2016 included $50.7 million related to energy loans.

Net charge-offs were $19.0 million for the quarter ended December 31, 2016, compared with net charge-offs of $39.7 million for the quarter ended September 30, 2016, and net charge-offs of $277 thousand for the quarter ended December 31, 2015. Net charge-offs for the quarter ended December 31, 2016, included $16.4 million related to energy loans that were sold to the holding company. Net charge-offs were $71.3 million, or 2.28% of average loans outstanding, for the year ended December 31, 2016, compared with net charge-offs of $522 thousand, or 0.02% of average loans outstanding for the year ended December 31, 2015.

Managed Asset Reduction Strategy ("MARS")

As previously announced, the Company has initiated a strategy to divest its portfolio of energy loans and certain other classified assets on an accelerated basis, which began early in the second quarter of 2016. A team of eight workout professionals who report to the Company's Corporate Chief Credit Officer have been assigned to focus solely on the resolution of the MARS portfolio. The MARS team will take a multifaceted approach to reducing the portfolio through the use of proven management and disposition techniques, which may include one or more of the following: (i) the restructure and substitution of collateral, (ii) a full refinancing by a third-party lender, (iii) a discounted pay-off by the borrower, (iv) a foreclosure and liquidation of the applicable collateral, (iv) "one-off" note sales, and (v) a portfolio sale.

During the fourth quarter of 2016, the Company resolved $49.1 million in energy related loans.

Total energy loans have been reduced to $119.5 million, comprised of $95.5 million in loans held for investment and $24.0 million in loans held for sale, at December 31, 2016 from $292.6 million at December 31, 2015.

Issuance of Subordinated Debt

During the fourth quarter 2016, the Company completed the issuance, through a private placement, of $35.0 million aggregate principal amount of 8.50% Fixed–to-Floating Rate Subordinated Notes due December 15, 2026 (the "Notes") to certain institutional accredited investors. The Notes are unsecured, subordinated obligations of the Company and rank junior in right to payment to the Company's existing and all future senior indebtedness.

The sale of the Notes yielded net proceeds of approximately $35.0 million.

The Notes were designed to qualify as Tier 2 capital under the Federal Reserve's capital guidelines. The Company utilized $32.8 million of the proceeds to transfer several energy loans to the holding company to provide our team with added flexibility to resolve these loans.

Acquisition of Patriot Bancshares, Inc.

On October 1, 2015, Green Bancorp completed the acquisition of Patriot Bancshares, Inc. ("Patriot") and its wholly-owned subsidiary, Patriot Bank. Patriot, headquartered in Houston, TX, operated six locations in Houston, two in Dallas and one in Fannin County, Texas. As of September 30, 2015, Patriot, on a consolidated basis, reported total assets of $1.4 billion, total loans of $1.1 billion, total deposits of $1.1 billion and total shareholders' equity of $125.2 million.

Non-GAAP Financial Measures

Green Bancorp's management uses certain non–GAAP (generally accepted accounting principles) financial measures to evaluate its performance. Specifically, Green Bancorp reviews tangible book value per common share, the tangible common equity to tangible assets ratio, allowance for loan losses less allowance for loan losses on acquired loans to total loans excluding acquired loans, allowance for loan losses plus acquired loans net discount to total loans adjusted for acquired loan net discount, total M&A and acquisition related costs, selected metrics excluding M&A and acquisition related costs and pre-tax, pre-provision adjusted net income. Green Bancorp has included in this Earnings Release information related to these non-GAAP financial measures for the applicable periods presented. Please refer to the "Notes to Financial Highlights" at the end of this Earnings Release for a reconciliation of these non-GAAP financial measures.

Conference Call

As previously announced, Green Bancorp will hold a conference call today, January 26, 2017, to discuss its fourth quarter and full year 2016 results at 5:00 p.m. (Eastern Time). The conference call can be accessed live over the phone by dialing 1-877-407-0789, or for international callers, 1-201-689-8562 and requesting to be joined to the Green Bancorp Fourth Quarter and Full Year 2016 Earnings Conference Call. A replay will be available starting at 8:00 p.m. (Eastern Time) on January 26, 2017 and can be accessed by dialing 1-844-512-2921, or for international callers, 1-412-317-6671. The passcode for the replay is 13652519. The replay will be available until 11:59 p.m. (Eastern Time) on February 2, 2017.

Interested investors and other parties may also listen to a simultaneous webcast of the conference call by logging onto the investor relations section of the Company's website at investors.greenbank.com. The online replay will remain available for a limited time beginning immediately following the call.

To learn more about Green Bancorp, please visit the Company's website at www.greenbank.com. Green Bancorp uses its website as a channel of distribution for material Company information. Financial and other material information regarding Green Bancorp is routinely posted on the Company's website and is readily accessible.

About Green Bancorp, Inc.

Headquartered in Houston, Texas, Green Bancorp is a bank holding company that operates Green Bank in Houston, Dallas and Austin. Commercial-focused, Green Bank is a nationally chartered bank regulated by the Office of the Comptroller of the Currency, a division of the Department of the Treasury of the United States.

Forward Looking Statement

The information presented herein and in other documents filed with or furnished to the Securities and Exchange Commission (the "SEC"), in press releases or other public shareholder communications, or in oral statements made with the approval of an authorized executive officer contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 giving Green Bancorp's expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as "believe," "expect," "anticipate," "intend," "target," "estimate," "continue," "positions," "prospects" or "potential," by future conditional verbs such as "will," "would," "should," "could" or "may", or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements.

You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date such statements are made. These statements may relate to future financial performance, strategic plans or objectives, revenues or earnings projections, or other financial information. By their nature, these statements are subject to numerous uncertainties that could cause actual results to differ materially from those anticipated in the statements. Statements about the expected timing, completion and effects of the proposed transactions and all other statements in this release other than historical facts constitute forward-looking statements.

In addition to factors previously disclosed in Green Bancorp's reports filed with the SEC and those identified elsewhere in this communication, the following factors among others, could cause actual results to differ materially from forward-looking statements: difficulties and delays in integrating the Green Bancorp and Patriot businesses or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Green Bancorp, Inc.
Financial Highlights
(Unaudited)

	Dec 31, 2016	Sep 30, 2016	Jun 30, 2016	Mar 31, 2016	Dec 31, 2015
	(Dollars in thousands)				
Period End Balance Sheet Data:					
Cash and cash equivalents	$ 389,007	$ 313,366	$ 199,950	$ 171,421	$ 124,906
Securities	310,124	318,289	237,029	302,838	318,151
Other investments	18,649	18,621	18,586	24,744	20,986
Loans held for sale	23,989	38,934	6,253	-	384
Loans held for investment	3,098,220	3,047,618	3,189,436	3,168,183	3,130,669
Allowance for loan losses	(26,364)	(35,911)	(47,420)	(39,714)	(32,947)
Goodwill	85,291	85,291	85,291	85,291	85,291
Core deposit intangibles, net	9,975	10,356	10,758	11,160	11,562
Real estate acquired through foreclosure	5,220	2,801	6,216	9,230	12,122
Premises and equipment, net	25,674	26,164	26,706	27,252	27,736
Other assets	85,037	104,307	94,642	89,004	87,297
Total assets	$ 4,024,822	$ 3,929,836	$ 3,827,447	$ 3,849,409	$ 3,786,157
Noninterest-bearing deposits	$ 650,064	$ 618,408	$ 583,347	$ 592,690	$ 643,354
Interest-bearing transaction and savings deposits	1,359,187	1,304,547	1,208,960	1,069,931	1,104,630
Certificates and other time deposits	1,365,449	1,392,944	1,414,954	1,394,398	1,352,764
Total deposits	3,374,700	3,315,899	3,207,261	3,057,019	3,100,748
Securities sold under agreements to repurchase	3,493	2,855	3,227	3,544	3,073
Other borrowed funds	150,000	150,000	150,000	328,968	223,265
Subordinated debentures	47,492	13,502	13,397	13,292	13,187
Other liabilities	18,655	21,365	18,621	15,676	16,482
Total liabilities	3,594,340	3,503,621	3,392,506	3,418,499	3,356,755
Shareholders' equity	430,482	426,215	434,941	430,910	429,402
Total liabilities and equity	$ 4,024,822	$ 3,929,836	$ 3,827,447	$ 3,849,409	$ 3,786,157

Green Bancorp, Inc.
Financial Highlights
(Unaudited)

	For the Quarter Ended					For the Year Ended	
	Dec 31, 2016	Sep 30, 2016	Jun 30, 2016	Mar 31, 2016	Dec 31, 2015	Dec 31, 2016	Dec 31, 2015
	(Dollars in thousands)						
Income Statement Data:							
Interest income:							
Loans, including fees	$ 36,469	$ 37,897	$ 37,711	$ 37,345	$ 37,693	$ 149,422	$ 104,205
Securities	1,151	989	988	1,081	1,079	4,209	3,604
Other investments	184	199	205	173	119	761	453
Federal funds sold	-	1	1	1	2	3	2
Deposits in financial institutions	522	346	157	124	104	1,149	290
Total interest income	38,326	39,432	39,062	38,724	38,997	155,544	108,554
Interest expense:							
Transaction and savings deposits	1,750	1,537	1,312	1,150	1,030	5,749	3,103
Certificates and other time deposits	3,766	3,791	3,702	2,763	2,505	14,022	7,237
Subordinated debentures	456	246	243	237	227	1,182	227
Other borrowed funds	170	183	264	346	228	963	379
Total interest expense	6,142	5,757	5,521	4,496	3,990	21,916	10,946
Net interest income	32,184	33,675	33,541	34,228	35,007	133,628	97,608
Provision for loan losses	9,500	28,200	11,000	16,000	12,500	64,700	17,864
Net interest income after provision for loan losses	22,684	5,475	22,541	18,228	22,507	68,928	79,744
Noninterest income:							
Customer service fees	1,755	1,523	1,447	1,404	1,278	6,129	3,925
Loan fees	750	806	719	699	647	2,974	2,369
Gain on sale of available-for-sale securities, net	-	-	-	-	772	-	772
Gain (loss) on sale of held for sale loans, net	(1,445)	-	-	41	60	(1,404)	405
Gain on sale of guaranteed portion of loans, net	379	968	858	1,138	971	3,343	3,484
Other	729	794	758	873	548	3,154	1,232
Total noninterest income	2,168	4,091	3,782	4,155	4,276	14,196	12,187
Noninterest expense:							
Salaries and employee benefits	11,804	11,925	11,461	11,979	11,913	47,169	38,110
Occupancy	2,060	2,194	2,035	2,030	2,743	8,319	7,097
Professional and regulatory fees	2,421	2,180	2,435	1,922	1,863	8,958	8,923
Data processing	1,023	921	945	970	1,261	3,859	3,098
Software license and maintenance	571	580	528	476	738	2,155	1,844
Marketing	232	283	301	298	331	1,114	791
Loan related	1,464	1,287	801	243	628	3,795	1,185
Real estate acquired by foreclosure, net	382	2,105	381	300	352	3,168	1,086
Other	996	1,908	1,788	1,269	1,643	5,961	4,044
Total noninterest expense	20,953	23,383	20,675	19,487	21,472	84,498	66,178
Income (loss) before income taxes	3,899	(13,817)	5,648	2,896	5,311	(1,374)	25,753
Provision (benefit) for income taxes	1,355	(4,831)	2,017	1,057	2,738	(402)	10,314
Net income (loss)	$ 2,544	$ (8,986)	$ 3,631	$ 1,839	$ 2,573	$ (972)	$ 15,439

Green Bancorp, Inc.
Financial Highlights
(Unaudited)

	As of and For the Quarter Ended					As of and For the Year Ended	
	Dec 31, 2016	Sep 30, 2016	Jun 30, 2016	Mar 31, 2016	Dec 31, 2015	Dec 31, 2016	Dec 31, 2015
	(Dollars in thousands, except per share data)						
Per Share Data (Common Stock):							
Basic earnings (loss) per common share	$ 0.07	$ (0.25)	$ 0.10	$ 0.05	$ 0.07	$ (0.03)	$ 0.54
Diluted earnings (loss) per share	0.07	(0.25)	0.10	0.05	0.07	(0.03)	0.53
Book value per common share	11.64	11.62	11.88	11.77	11.67	11.64	11.67
Tangible book value per common share [1]	9.06	9.01	9.25	9.14	9.04	9.06	9.04
Common Stock Data:							
Shares outstanding at period end	36,988	36,683	36,620	36,610	36,788	36,988	36,788
Weighted average basic shares outstanding for the period	36,731	36,657	36,613	36,706	36,623	36,677	28,839
Weighted average diluted shares outstanding for the period	36,937	36,657	36,613	36,709	36,854	36,677	29,096
Selected Performance Metrics:							
Return on average assets	0.25 %	(0.92)%	0.38 %	0.20 %	0.27 %	(0.03)%	0.58 %
Return on average equity	2.37	(8.23)	3.35	1.68	2.38	(0.22)	4.68
Efficiency ratio	60.99	61.92	55.39	50.77	54.66	57.16	60.27
Loans to deposits ratio	91.81	91.91	99.44	103.64	100.96	91.81	100.96
Noninterest expense to average assets	2.10	2.39	2.19	2.08	2.27	2.19	2.49
Capital Ratios:							
Average shareholders' equity to average total assets	10.8 %	11.2 %	11.4 %	11.7 %	11.4 %	11.2 %	12.4 %
Tier 1 capital to average assets (leverage)	9.1	9.1	9.6	9.5	9.6	9.1	9.6
Common equity tier 1 capital	9.7	9.5	9.5	9.4	9.6	9.7	9.6
Tier 1 capital to risk-weighted assets	10.1	9.8	9.8	9.7	10.0	10.1	10.0
Total capital to risk-weighted assets	11.8	10.9	11.1	10.8	10.9	11.8	10.9
Tangible common equity to tangible assets [1]	8.5	8.6	9.1	8.9	9.0	8.5	9.0
Selected Other Metrics:							
Number of full time equivalent employees	372	371	359	353	353	372	353
Number of portfolio bankers	70	71	67	61	63	70	63
Period end actual loan portfolio average per portfolio banker	$ 40,307	$ 40,420	$ 42,906	$ 49,823	$ 46,822	$ 40,307	$ 46,822
Period end target loan portfolio average per portfolio banker	$ 59,187	$ 59,400	$ 60,762	$ 60,738	$ 60,584	$ 59,187	$ 60,584
Estimated remaining capacity to target loan portfolio size	31.90 %	31.95 %	29.39 %	17.97 %	22.72 %	31.90 %	22.72 %

[1]   Refer to "Notes to Financial Highlights" at the end of this Earnings Release for a reconciliation of this non-GAAP financial measure.

Green Bancorp, Inc.
Financial Highlights
(Unaudited)

	For the Quarter Ended								
	December 31, 2016			September 30, 2016			December 31, 2015		
	Average Outstanding Balance	Interest Earned/ Interest Paid	Average Yield/ Rate	Average Outstanding Balance	Interest Earned/ Interest Paid	Average Yield/ Rate	Average Outstanding Balance	Interest Earned/ Interest Paid	Average Yield/ Rate
	(Dollars in thousands)								
Assets									
Interest-Earning Assets:									
Loans	$ 3,077,242	$ 36,469	4.71 %	$ 3,161,987	$ 37,897	4.77 %	$ 3,043,384	$ 37,693	4.91 %
Securities	316,223	1,151	1.45	249,174	989	1.58	340,381	1,079	1.26
Other investments	18,627	184	3.93	18,593	199	4.26	22,530	119	2.10
Federal funds sold	967	-	-	785	1	0.51	5,001	2	0.16
Interest earning deposits in financial institutions	355,400	522	0.58	268,756	346	0.51	130,396	104	0.32
Total interest-earning assets	3,768,459	38,326	4.05 %	3,699,295	39,432	4.24 %	3,541,692	38,997	4.37 %
Allowance for loan losses	(34,994)			(47,534)			(20,726)		
Noninterest-earning assets	240,779			242,366			240,084		
Total assets	$ 3,974,244			$ 3,894,127			$ 3,761,050		
Liabilities and Shareholders' Equity									
Interest-bearing liabilities:									
Interest-bearing demand and savings deposits	$ 1,330,734	$ 1,750	0.52 %	$ 1,253,333	$ 1,537	0.49 %	$ 1,088,605	$ 1,030	0.38 %
Certificates and other time deposits	1,382,930	3,766	1.08	1,409,269	3,791	1.07	1,290,885	2,505	0.77
Securities sold under agreements to repurchase	3,469	-	-	3,158	1	0.13	4,362	2	0.18
Other borrowed funds	150,000	170	0.45	150,000	182	0.48	270,149	226	0.33
Subordinated debentures	22,400	456	8.10	13,451	246	7.28	12,982	227	6.94
Total interest-bearing liabilities	2,889,533	6,142	0.85 %	2,829,211	5,757	0.81 %	2,666,983	3,990	0.60 %
Noninterest-bearing liabilities:									
Noninterest-bearing demand deposits	636,218			609,553			647,997		
Other liabilities	20,943			20,743			16,543		
Total liabilities	3,546,694			3,459,507			3,331,523		
Shareholders' equity	427,550			434,620			429,527		
Total liabilities and shareholders' equity	$ 3,974,244			$ 3,894,127			$ 3,761,050		
Net interest rate spread			3.20 %			3.43 %			3.77 %
Net interest income and margin[1]		$ 32,184	3.40 %		$ 33,675	3.62 %		$ 35,007	3.92 %

[1] Net interest margin is equal to net interest income divided by interest-earning assets.

Green Bancorp, Inc.
Financial Highlights
(Unaudited)

	For the Year Ended December 31,							
	2016				**2015**			
	Average Outstanding Balance		Interest Earned/ Interest Paid	Average Yield/ Rate	Average Outstanding Balance		Interest Earned/ Interest Paid	Average Yield/ Rate
				(Dollars in thousands)				
Assets								
Interest-Earning Assets:								
Loans	$	3,137,994	$ 149,422	4.76 %	$	2,148,268	$ 104,205	4.85 %
Securities		286,299	4,209	1.47		274,780	3,604	1.31
Other investments		21,052	761	3.61		14,740	453	3.07
Federal funds sold		1,354	3	0.22		1,911	2	0.10
Interest earning deposits in financial institutions		210,596	1,149	0.55		102,719	290	0.28
Total interest-earning assets		3,657,295	155,544	4.25 %		2,542,418	108,554	4.27 %
Allowance for loan losses		(39,417)				(18,462)		
Noninterest-earning assets		242,930				138,963		
Total assets	$	3,860,808			$	2,662,919		
Liabilities and Shareholders' Equity								
Interest-bearing liabilities:								
Interest-bearing demand and savings deposits	$	1,201,198	$ 5,749	0.48 %	$	855,869	$ 3,103	0.36 %
Certificates and other time deposits		1,389,834	14,022	1.01		812,255	7,237	0.89
Securities sold under agreements to repurchase		3,605	4	0.11		9,649	15	0.16
Other borrowed funds		186,453	959	0.51		128,135	364	0.28
Subordinated debentures		15,623	1,182	7.57		3,272	227	6.94
Total interest-bearing liabilities		2,796,713	21,916	0.78 %		1,809,180	10,946	0.61 %
Noninterest-bearing liabilities:								
Noninterest-bearing demand deposits		611,388				513,453		
Other liabilities		18,784				10,279		
Total liabilities		3,426,885				2,332,912		
Shareholders' equity		433,923				330,007		
Total liabilities and shareholders' equity	$	3,860,808			$	2,662,919		
Net interest rate spread				3.47 %				3.66 %
Net interest income and margin[1]			$ 133,628	3.65 %			$ 97,608	3.84 %

---

[1]   Net interest margin is equal to net interest income divided by interest-earning assets.

Green Bancorp, Inc.
Financial Highlights
(Unaudited)

Yield Trend

	For the Quarter Ended				
	Dec 31, 2016	Sep 30, 2016	Jun 30, 2016	Mar 31, 2016	Dec 31, 2015
Average yield on interest-earning assets:					
Loans, including fees	4.71 %	4.77 %	4.76 %	4.81 %	4.91 %
Securities	1.45	1.58	1.49	1.39	1.26
Other investments	3.93	4.26	3.36	3.09	2.10
Federal funds sold	-	0.51	0.34	0.16	0.16
Interest-earning deposits in financial institutions	0.58	0.51	0.52	0.53	0.32
Total interest-earning assets	4.05 %	4.24 %	4.36 %	4.38 %	4.37 %
Average rate on interest-bearing liabilities:					
Interest bearing transaction and savings	0.52 %	0.49 %	0.46 %	0.43 %	0.38 %
Certificates and other time deposits	1.08	1.07	1.05	0.83	0.77
Other borrowed funds	0.44	0.48	0.63	0.49	0.33
Subordinated debentures	8.10	7.28	7.32	7.20	6.94
Total interest-bearing liabilities	0.85 %	0.81 %	0.80 %	0.67 %	0.60 %
Net interest rate spread	3.20 %	3.43 %	3.56 %	3.71 %	3.77 %
Net interest margin [1]	3.40 %	3.62 %	3.74 %	3.87 %	3.92 %

[1] Net interest margin is equal to net interest income divided by interest-earning assets.

Supplemental Yield Trend

	For the Quarter Ended				
	Dec 31, 2016	Sep 30, 2016	Jun 30, 2016	Mar 31, 2016	Dec 31, 2015
Average yield on loans, excluding fees [2]	4.29 %	4.20 %	4.29 %	4.29 %	4.22 %
Average cost of interest-bearing deposits	0.81	0.80	0.78	0.65	0.59
Average cost of total deposits, including noninterest-bearing	0.66	0.65	0.64	0.52	0.46

[2] Average yield on loans, excluding fees, is equal to loan interest income divided by average loan principal.

Green Bancorp, Inc.
Financial Highlights
(Unaudited)

Portfolio Composition

	Dec 31, 2016		Sep 30, 2016		Jun 30, 2016		Mar 31, 2016		Dec 31, 2015	
					(Dollars in thousands)					
Period End Balances										
Commercial & industrial	$ 1,053,925	34.0 %	$ 1,004,414	33.0 %	$ 1,128,541	35.4 %	$ 1,130,710	35.7 %	$ 1,206,452	38.5 %
Real Estate:										
Owner occupied commercial	394,210	12.7	387,032	12.7	366,587	11.5	367,507	11.6	353,889	11.3
Commercial	1,143,751	36.9	1,109,642	36.4	1,078,434	33.8	1,020,399	32.2	904,115	28.9
Construction, land & land development	249,704	8.1	278,323	9.1	334,925	10.5	356,207	11.2	358,813	11.5
Residential mortgage	245,191	7.9	256,840	8.4	270,337	8.5	280,236	8.9	293,483	9.4
Consumer and Other	11,439	0.4	11,367	0.4	10,612	0.3	13,124	0.4	13,917	0.4
Total loans held for investment	$ 3,098,220	100.0 %	$ 3,047,618	100.0 %	$ 3,189,436	100.0 %	$ 3,168,183	100.0 %	$ 3,130,669	100.0 %
Deposits:										
Noninterest-bearing	$ 650,064	19.3 %	$ 618,408	18.6 %	$ 583,347	18.2 %	$ 592,690	19.4 %	$ 643,354	20.7 %
Interest-bearing transaction	168,994	5.0	171,457	5.2	164,584	5.1	178,470	5.8	172,737	5.6
Money market	1,084,350	32.1	1,019,901	30.8	926,159	28.9	760,992	24.9	793,808	25.6
Savings	105,843	3.1	113,189	3.4	118,217	3.7	130,469	4.3	138,085	4.5
Certificates and other time deposits	1,365,449	40.5	1,392,944	42.0	1,414,954	44.1	1,394,398	45.6	1,352,764	43.6
Total deposits	$ 3,374,700	100.0 %	$ 3,315,899	100.0 %	$ 3,207,261	100.0 %	$ 3,057,019	100.0 %	$ 3,100,748	100.0 %
Loan to Deposit Ratio	91.8 %		91.9 %		99.4 %		103.6 %		101.0 %	

Green Bancorp, Inc.
Financial Highlights
(Unaudited)

Asset Quality

	As of and for the Quarter Ended					As of and for the Year Ended	
	Dec 31, 2016	Sep 30, 2016	Jun 30, 2016	Mar 31, 2016	Dec 31, 2015	Dec 31, 2016	Dec 31, 2015
	(Dollars in thousands)						
Nonperforming Assets:							
Nonaccrual loans	$ 66,673	$ 84,491	$ 66,628	$ 49,264	$ 37,541	$ 66,673	$ 37,541
Accruing loans 90 or more days past due	1,169	3,664	14,320	12,147	52	1,169	52
Restructured loans—nonaccrual	10,133	8,961	853	1,270	1,464	10,133	1,464
Restructured loans—accrual	16,518	5,378	5,469	5,616	5,988	16,518	5,988
Total nonperforming loans	94,493	102,494	87,270	68,297	45,045	94,493	45,045
Nonperforming loans held for sale	6,598	24,773	-	-	-	6,598	-
Real estate acquired through foreclosure	5,220	2,801	6,216	9,230	12,122	5,220	12,122
Total nonperforming assets	$ 106,311	$ 130,068	$ 93,486	$ 77,527	$ 57,167	$ 106,311	$ 57,167
Charge-offs:							
Commercial and industrial	$ (17,378)	$ (37,789)	$ (3,336)	$ (9,880)	$ (362)	$ (68,383)	$ (2,647)
Owner occupied commercial real estate	(250)	(978)	(177)	-	-	(1,405)	-
Commercial real estate	-	(492)	-	-	-	(492)	-
Construction, land & land development	(1,631)	-	-	-	-	(1,631)	-
Residential mortgage	(30)	(512)	-	(6)	(22)	(548)	(63)
Other consumer	(15)	(54)	(37)	(20)	(17)	(126)	(146)
Total charge-offs	(19,304)	(39,825)	(3,550)	(9,906)	(401)	(72,585)	(2,856)
Recoveries:							
Commercial and industrial	$ 206	$ 37	$ 175	$ 582	$ 94	$ 1,000	$ 2,185
Owner occupied commercial real estate	-	17	-	-	-	17	-
Commercial real estate	-	-	-	-	1	-	77
Construction, land & land development	5	6	47	26	5	84	5
Residential mortgage	33	45	20	57	14	155	36
Other consumer	13	11	14	8	10	46	31
Total recoveries	257	116	256	673	124	1,302	2,334
Net (charge-offs) recoveries	$ (19,047)	$ (39,709)	$ (3,294)	$ (9,233)	$ (277)	$ (71,283)	$ (522)
Allowance for loan losses at end of period	$ 26,364	$ 35,911	$ 47,420	$ 39,714	$ 32,947	$ 26,364	$ 32,947
Asset Quality Ratios:							
Nonperforming assets to total assets	2.64 %	3.31 %	2.44 %	2.01 %	1.51 %	2.64 %	1.51 %
Nonperforming loans to total loans	3.05	3.36	2.74	2.16	1.44	3.05	1.44
Total classified assets to total regulatory capital	39.09	54.12	49.03	50.93	37.59	39.09	37.59
Allowance for loan losses to total loans	0.85	1.18	1.49	1.25	1.05	0.85	1.05
Net charge-offs (recoveries) to average loans outstanding	0.63	1.26	0.10	0.30	0.01	2.28	0.02

Green Bancorp, Inc.
Notes to Financial Highlights
(Unaudited)

We identify certain financial measures discussed in this release as being "non-GAAP financial measures." In accordance with the SEC's rules, we classify a financial measure as being a non-GAAP financial measure if that financial measure excludes or includes amounts, or is subject to adjustments that have the effect of excluding or including amounts, that are included or excluded, as the case may be, in the most directly comparable measure calculated and presented in accordance with generally accepted accounting principles as in effect from time to time in the United States in our statements of income, balance sheet or statements of cash flows. Non-GAAP financial measures do not include operating and other statistical measures or ratios or statistical measures calculated using exclusively either financial measures calculated in accordance with GAAP, operating measures or other measures that are not non-GAAP financial measures or both.

The non-GAAP financial measures that we discuss in this release should not be considered in isolation or as a substitute for the most directly comparable or other financial measures calculated in accordance with GAAP. Moreover, the manner in which we calculate the non-GAAP financial measures that we discuss in this release may differ from that of other companies reporting measures with similar names. You should understand how such other banking organizations calculate their financial measures similar or with names similar to the non-GAAP financial measures we have discussed in this release when comparing such non-GAAP financial measures.

Tangible Book Value Per Common Share. Tangible book value is a non-GAAP measure generally used by financial analysts and investment bankers to evaluate financial institutions. We calculate: (a) tangible common equity as shareholders' equity less goodwill and core deposit intangibles, net of accumulated amortization; and (b) tangible book value per common share as tangible common equity (as described in clause (a)) divided by shares of common stock outstanding. For tangible book value, the most directly comparable financial measure calculated in accordance with GAAP is our book value.

We believe that this measure is important to many investors in the marketplace who are interested in changes from period to period in book value per common share exclusive of changes in intangible assets. Goodwill and other intangible assets have the effect of increasing total book value while not increasing our tangible book value.

The following table reconciles, as of the dates set forth below, total shareholders' equity to tangible common equity and presents our tangible book value per common share compared with our book value per common share:

	Dec 31, 2016	Sep 30, 2016	Jun 30, 2016	Mar 31, 2016	Dec 31, 2015
	(Dollars in thousands, except per share data)				
Tangible Common Equity					
Total shareholders' equity	$ 430,482	$ 426,215	$ 434,941	$ 430,910	$ 429,402
Adjustments:					
Goodwill	85,291	85,291	85,291	85,291	85,291
Core deposit intangibles	9,975	10,356	10,758	11,160	11,562
Tangible common equity	$ 335,216	$ 330,568	$ 338,892	$ 334,459	$ 332,549
Common shares outstanding [1]	36,988	36,683	36,620	36,610	36,788
Book value per common share [1]	$ 11.64	$ 11.62	$ 11.88	$ 11.77	$ 11.67
Tangible book value per common share [1]	$ 9.06	$ 9.01	$ 9.25	$ 9.14	$ 9.04

---

[1]   Excludes the dilutive effect of common stock issuable upon exercise of outstanding stock options. The number of exercisable options outstanding was 493,241 as of Dec 31, 2016; 792,619 as of Sep 30, 2016; 785,352 as of Jun 30, 2016; 874,466 as of Mar 31, 2016; and 875,007 as of Dec 31, 2015.

Green Bancorp, Inc.
Notes to Financial Highlights
(Unaudited)

Tangible Common Equity to Tangible Assets. Tangible common equity to tangible assets is a non-GAAP measure generally used by financial analysts and investment bankers to evaluate financial institutions. We calculate: (a) tangible common equity as shareholders' equity less goodwill and core deposit intangibles, net of accumulated amortization; (b) tangible assets as total assets less goodwill and core deposit intangibles, net of accumulated amortization; and (c) tangible common equity to tangible assets as tangible common equity (as described in clause (a)) divided by tangible assets (as described in clause (b)). For common equity to tangible assets, the most directly comparable financial measure calculated in accordance with GAAP is total shareholders' equity to total assets.

We believe that this measure is important to many investors in the marketplace who are interested in the relative changes from period to period in common equity and total assets, each exclusive of changes in intangible assets. Goodwill and other intangible assets have the effect of increasing both total shareholders' equity and assets while not increasing our tangible common equity or tangible assets.

The following table reconciles, as of the dates set forth below, total shareholders' equity to tangible common equity and total assets to tangible assets and presents our tangible common equity to tangible assets:

	Dec 31, 2016	Sep 30, 2016	Jun 30, 2016	Mar 31, 2016	Dec 31, 2015
			(Dollars in thousands)		
Tangible Common Equity					
Total shareholders' equity	$ 430,482	$ 426,215	$ 434,941	$ 430,910	$ 429,402
Adjustments:					
Goodwill	85,291	85,291	85,291	85,291	85,291
Core deposit intangibles	9,975	10,356	10,758	11,160	11,562
Tangible common equity	$ 335,216	$ 330,568	$ 338,892	$ 334,459	$ 332,549
Tangible Assets					
Total assets	$ 4,024,822	$ 3,929,836	$ 3,827,447	$ 3,849,409	$ 3,786,157
Adjustments:					
Goodwill	85,291	85,291	85,291	85,291	85,291
Core deposit intangibles	9,975	10,356	10,758	11,160	11,562
Tangible assets	$ 3,929,556	$ 3,834,189	$ 3,731,398	$ 3,752,958	$ 3,689,304
Tangible Common Equity to Tangible Assets	8.5 %	8.6 %	9.1 %	8.9 %	9.0 %

Allowance for Loan Losses less Allowance for Loan Losses on Acquired Loans to Total Loans excluding Acquired Loans. The allowance for loan losses less allowance for loan losses on acquired loans to total loans excluding acquired loans is a non-GAAP measure used by management to evaluate the Company's financial condition. Due to the application of purchase accounting, we use this non-GAAP ratio that excludes that impact of these items to evaluate our allowance for loan losses to total loans. We calculate: (a) total allowance for loan losses less allowance for loan losses on acquired loans as allowance for loan losses less the allowance for loan losses on acquired loans; (b) total loans excluding acquired loans as total loans less the fair value of acquired loans accounted for under ASC topics 310-20 and 310-30; and (c) allowance for loan losses less allowance for loan losses on acquired loans to total loans excluding acquired loans as the allowance for loan losses less allowance for loan losses on acquired loans (as calculated in clause (a)) divided by total loans excluding acquired loans (as calculated in clause (b)). For allowance for loan losses less allowance for loan losses on acquired loans to total loans excluding acquired loans, the most directly comparable financial measure calculated in accordance with GAAP is allowance for loan losses to total loans.

We believe that this measure is important to many investors in the marketplace who are interested in the relative changes from period to period in the allowance for loan losses less allowance for loan losses on acquired loans to total loans excluding acquired loans. The acquired loans may have a premium or discount associated with them that includes a potential credit loss component with similar characteristics to the allowance for loan losses. This measure reports the allowance for loan loss coverage to only those loans not accounted for pursuant to ASC topics 310-20 and 310-30 which may assist the investor in evaluating the allowance coverage of loans excluding acquired loans.

The following table reconciles, as of the dates set forth below, allowance for loan losses less allowance for loan losses on acquired loans to total loans excluding acquired loans:

	Dec 31, 2016	Sep 30, 2016	Jun 30, 2016	Mar 31, 2016	Dec 31, 2015
			(Dollars in thousands)		
Allowance for loan losses less allowance for loan losses on acquired loans					
Allowance for loan losses	$ 26,364	$ 35,911	$ 47,420	$ 39,714	$ 32,947
Less: Allowance for loan losses on acquired loans	2,509	5,235	3,219	1,638	224
Total allowance for loan losses less allowance for loan losses on acquired loans	$ 23,855	$ 30,676	$ 44,201	$ 38,076	$ 32,723
Total loans excluding acquired loans					
Total loans	$ 3,098,220	$ 3,047,618	$ 3,189,436	$ 3,168,183	$ 3,130,669
Less: Fair value of acquired loans accounted for under ASC Topics 310-20 and 310-30	796,292	895,559	974,372	1,092,635	1,197,112
Total loans excluding acquired loans	$ 2,301,928	$ 2,152,059	$ 2,215,064	$ 2,075,548	$ 1,933,557
Allowance for loan losses less allowance for loan losses on acquired loans to total loans excluding acquired loans	1.04 %	1.43 %	2.00 %	1.83 %	1.69 %

Green Bancorp, Inc.
Notes to Financial Highlights
(Unaudited)

Allowance for Loan Losses plus Acquired Loan Net Discount to Total Loans adjusted for Acquired Loan Net Discount. Allowance for loan losses plus acquired loan net discount to total loans adjusted for acquired loan net discount is a non-GAAP measure used by management to evaluate the Company's financial condition. We calculate: (a) allowance for loan losses plus acquired loan net discount as allowance for loan losses plus acquired loan net discount, net of accumulated amortization; (b) total loans adjusted for acquired loan net discount as total loans plus acquired loan net discount, net of accumulated amortization; and (c) allowance for loan losses plus acquired loan net discount to total loans adjusted for acquired loan net discount as allowance for loan losses plus acquired loan net discount (as calculated in clause (a)) divided by total loans adjusted for acquired loan net discount (as calculated in clause (b)). For allowance for loan losses to total loans excluding acquired loans, the most directly comparable financial measure calculated in accordance with GAAP is allowance for loan losses to total loans.

We believe that this measure is important to many investors in the marketplace who are interested in the relative changes from period to period in the allowance for loan losses plus the acquired loan net discount to total loans adjusted for the acquired loan net discount. This measure reports the combined allowance for loan loss and acquired loan net discount (or premium) as a percentage of loans inclusive of the acquired loan net discount (or premium) which may assist the investor in evaluating allowance coverage on loans inclusive of additional discount or premium resulting from purchase accounting adjustments.

The following table reconciles, as of the dates set forth below, allowance for loan losses plus acquired loans net discount to total loans adjusted for acquired loan net discount:

	Dec 31, 2016	Sep 30, 2016	Jun 30, 2016	Mar 31, 2016	Dec 31, 2015
	(Dollars in thousands)				
Allowance for loan losses plus acquired loan net discount					
Allowance for loan losses at end of period	$ 26,364	$ 35,911	$ 47,420	$ 39,714	$ 32,947
Plus: Net discount on acquired loans	9,937	13,698	20,412	22,871	25,348
Total allowance plus acquired loan net discount	$ 36,301	$ 49,609	$ 67,832	$ 62,585	$ 58,295
Total loans adjusted for acquired loan net discount					
Total loans	$ 3,098,220	$ 3,047,618	$ 3,189,436	$ 3,168,183	$ 3,130,669
Plus: Net discount on acquired loans	9,937	13,698	20,412	22,871	25,348
Total loans adjusted for acquired loan net discount	$ 3,108,157	$ 3,061,316	$ 3,209,848	$ 3,191,054	$ 3,156,017
Allowance for loan losses plus acquired loan net discount loans to total loans adjusted for acquired loan net discount	1.17 %	1.62 %	2.11 %	1.96 %	1.85 %

Selected Metrics Excluding M&A and Acquisition Related Costs. The selected metrics excluding M&A and acquisition related costs are non-GAAP measures used by management to evaluate the Company's performance. We calculate: (a) noninterest expense excluding M&A and acquisition related costs as total noninterest expense less M&A and acquisition related costs; (b) net income (loss) excluding M&A and acquisition related costs as net income (loss) plus M&A and acquisition related costs, net of taxes; (c) diluted earnings per share excluding M&A and acquisition related costs as net income excluding M&A and acquisition related costs (as calculated in clause (b)) divided by the weighted average diluted shares outstanding; (d) return on average assets excluding M&A and acquisition related costs as net income excluding M&A and acquisition related costs (as calculated in clause (b)) divided by average total assets; (e) return on average equity excluding M&A and acquisition related costs as net income excluding M&A and acquisition related costs (as calculated in clause (b)) divided by average total shareholders' equity; and (f) efficiency ratio excluding M&A and acquisition related costs as noninterest expense excluding M&A and acquisition related costs (as calculated in clause (a)) divided by the sum of net interest income and noninterest income. For noninterest expense excluding M&A and acquisition related costs, the most comparable financial measure calculated in accordance with GAAP is noninterest expense. For net income (loss) excluding M&A and acquisition related costs, the most comparable financial measure calculated in accordance with GAAP is net income. For diluted earnings per share excluding M&A and acquisition related costs, the most comparable financial measure calculated in accordance with GAAP is diluted earnings per share. For return on average assets excluding M&A and acquisition related costs, the most comparable financial measure calculated in accordance with GAAP is return on average assets. For return on average equity excluding M&A and acquisition related costs, the most comparable financial measure calculated in accordance with GAAP is return on average equity. For the efficiency ratio excluding M&A and acquisition related costs, the most comparable financial measure calculated in accordance with GAAP is the efficiency ratio.

We believe that these measures are important to many investors in the marketplace who are interested in changes from period to period in noninterest expense, net income, diluted earnings per share, return on average assets, return on average equity and efficiency ratio with the exclusion of M&A and acquisition related costs.

The following table reconciles, as of the dates set forth below, the total M&A and acquisition related costs:

	For the Quarter Ended					For the Year Ended	
	Dec 31, 2016	Sep 30, 2016	Jun 30, 2016	Mar 31, 2016	Dec 31, 2015	Dec 31, 2016	Dec 31, 2015
	(Dollars in thousands)						
M&A and Acquisition Related Costs							
Salaries and employee benefits	$ -	$ -	$ -	$ 341	$ 942	$ 341	$ 1,240
Occupancy	-	-	-	3	225	3	225
Professional and regulatory fees	12	17	21	2	308	52	3,018
Data processing	-	-	16	26	103	42	121
Software license and maintenance	-	-	-	-	105	-	105
Marketing	-	-	-	15	11	15	12
Loan related	-	-	-	-	-	-	-
Real estate acquired by foreclosure	-	-	-	-	-	-	-
Other noninterest expense	-	-	-	3	152	3	155
Total M&A and acquisition related costs	$ 12	$ 17	$ 37	$ 390	$ 1,846	$ 456	$ 4,876

Green Bancorp, Inc.
Notes to Financial Highlights
(Unaudited)

The following table reconciles, as of the dates set forth below, the selected metrics excluding M&A and acquisition related costs:

	For the Quarter Ended					For the Year Ended	
	Dec 31, 2016	Sep 30, 2016	Jun 30, 2016	Mar 31, 2016	Dec 31, 2015	Dec 31, 2016	Dec 31, 2015
	(Dollars in thousands, except per share data)						
Noninterest Expense Excluding M&A and Acquisition Related Costs							
Total noninterest expense	$ 20,953	$ 23,383	$ 20,675	$ 19,487	$ 21,472	$ 84,498	$ 66,178
Less: M&A and acquisition related costs	12	17	37	390	1,846	456	4,876
Noninterest expense excluding M&A and acquisition related costs	$ 20,941	$ 23,366	$ 20,638	$ 19,097	$ 19,626	$ 84,042	$ 61,302
Net Income Excluding M&A and Acquisition Related Costs							
Net Income (loss)	$ 2,544	$ (8,986)	$ 3,631	$ 1,839	$ 2,573	$ (972)	$ 15,439
Plus: M&A and acquisition related costs	12	17	37	390	1,846	456	4,876
Less: Tax benefit at the statutory rate	4	6	13	137	646	160	1,707
Addback: Tax expense for non-deductible M&A and acquisition related costs	-	-	-	-	857	-	857
Net income (loss) excluding M&A and acquisition related costs	$ 2,552	$ (8,975)	$ 3,655	$ 2,093	$ 4,630	$ (676)	$ 19,465
Weighted average diluted shares outstanding	36,937	36,657	36,613	36,709	36,854	36,677	29,096
Diluted earnings (loss) per share	$ 0.07	$ (0.25)	$ 0.10	$ 0.05	$ 0.07	$ (0.03)	$ 0.53
Diluted earnings (loss) per share, excluding M&A and acquisition related costs	0.07	(0.24)	0.10	0.06	0.13	(0.02)	0.67
Average Total Assets	$ 3,974,244	$ 3,894,127	$ 3,803,832	$ 3,769,424	$ 3,761,050	$ 3,860,808	$ 2,662,919
Return on average assets	0.25 %	(0.92)%	0.38 %	0.20 %	0.27 %	(0.03)%	0.58 %
Return on average assets, excluding M&A and acquisition related costs	0.26	(0.92)	0.39	0.22	0.49	(0.02)	0.73
Average Common Shareholders' equity	$ 427,550	$ 434,620	$ 435,459	$ 440,745	$ 429,527	$ 433,923	$ 330,007
Return on average equity	2.37 %	(8.23)%	3.35 %	1.68 %	2.38 %	(0.22)%	4.68 %
Return on average equity, excluding M&A and acquisition related costs	2.37	(8.22)	3.38	1.91	4.28	(0.16)	5.90
Net interest income	$ 32,184	$ 33,675	$ 33,541	$ 34,228	$ 35,007	$ 133,628	$ 97,608
Noninterest Income	$ 2,168	$ 4,091	$ 3,782	$ 4,155	$ 4,276	$ 14,196	$ 12,187
Efficiency ratio	60.99 %	61.92 %	55.39 %	50.77 %	54.66 %	57.16 %	60.27 %
Efficiency ratio, excluding M&A and acquisition related costs	60.96	61.87	55.30	49.75	49.96	56.85	55.83

Green Bancorp, Inc.
Notes to Financial Highlights
(Unaudited)

Pre-tax, Pre-provision Adjusted Net Income. Pre-tax, pre-provision adjusted net income is a non-GAAP measure used by management to evaluate the Company's financial condition. We calculate pre-tax, pre-provision adjusted net income as net income (loss) plus provision (benefit) for income taxes, plus provision for loan losses, plus M&A and acquisition related costs. For pre-tax, pre-provision adjusted net income, the most directly comparable financial measure calculated in accordance with GAAP is net income.

We believe that this measure is important to many investors in the marketplace who are interested in understanding the operating performance of the company before provision for loan losses, which can vary from quarter to quarter, and income taxes.

The following table reconciles, as of the dates set forth below, pre-tax, pre-provision adjusted net income:

	For the Quarter Ended					For the Year Ended	
	Dec 31, 2016	Sep 30, 2016	Jun 30, 2016	Mar 31, 2016	Dec 31, 2015	Dec 31, 2016	Dec 31, 2015
	(Dollars in thousands)						
Pre-Tax, Pre-Provision Adjusted Net Income							
Net Income (loss)	$ 2,544	$ (8,986)	$ 3,631	$ 1,839	$ 2,573	$ (972)	$ 15,439
Plus: Provision (benefit) for income taxes	1,355	(4,831)	2,017	1,057	2,738	(402)	10,314
Plus: Provision for loan losses	9,500	28,200	11,000	16,000	12,500	64,700	17,864
Plus: M&A and acquisition related costs	12	17	37	390	1,846	456	4,876
Total pre-tax, pre-provision adjusted net income	$ 13,411	$ 14,400	$ 16,685	$ 19,286	$ 19,657	$ 63,782	$ 48,493